================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 ______________

                                  SCHEDULE 13D
                                 (RULE 13d-101)
                                 ______________

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)
                                (AMENDMENT NO._)*



                                 MICROMET, INC.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                    13738Y107
                                 (CUSIP Number)

                                 JOHN COSTANTINO
                                 NGN CAPITAL LLC
                         369 LEXINGTON AVE., 17TH FLOOR
                        NEW YORK, NY 10017 (212) 972-0077
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  JULY 24, 2006
             (Date of Event which Requires Filing of this Statement)




If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. |_|

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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
-------------------                     ---                    -----------------
CUSIP NO. 13738Y107                     13D                    PAGE 2 OF 8 PAGES
-------------------                     ---                    -----------------

--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS.

     NGN Biomed Opportunity I, L.P.

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

     20-1073993
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

     (a)
     (b)
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     WC
--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
                    0
NUMBER OF
SHARES         -----------------------------------------------------------------
BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY            1,612,223
EACH
REPORTING      -----------------------------------------------------------------
PERSON          9   SOLE DISPOSITIVE POWER
WITH                0

--------------------------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
                    1,612,223
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,612,223
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [X]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.0%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     PN
--------------------------------------------------------------------------------

-------------------                     ---                    -----------------
CUSIP NO. 13738Y107                     13D                    PAGE 3 OF 8 PAGES
-------------------                     ---                    -----------------

--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS.

     NGN BioMed I, GP, L.P.

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

     20-1073886
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)
     (b)
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS
     OO
--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
                    0
NUMBER OF
SHARES         -----------------------------------------------------------------
BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY            1,612,223
EACH
REPORTING      -----------------------------------------------------------------
PERSON          9   SOLE DISPOSITIVE POWER
WITH                0

--------------------------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
                    1,612,223
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,612,223
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [X]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.0%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     PN
--------------------------------------------------------------------------------

-------------------                     ---                    -----------------
CUSIP NO. 13738Y107                     13D                    PAGE 4 OF 8 PAGES
-------------------                     ---                    -----------------

--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS.

     NGN Biomed Opportunity I GmbH & Co. Beteiligungs KG

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

     N/A
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A         MEMBER OF A GROUP
     (a)
     (b)
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS
     WC
--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Germany
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
                    0
NUMBER OF
SHARES         -----------------------------------------------------------------
BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY             1,165,555
EACH
REPORTING      -----------------------------------------------------------------
PERSON          9   SOLE DISPOSITIVE POWER
WITH                 0

--------------------------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
                    1,165,555
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,165,555
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   [X]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     3.6%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     OO
--------------------------------------------------------------------------------

-------------------                     ---                    -----------------
CUSIP NO. 13738Y107                     13D                    PAGE 5 OF 8 PAGES
-------------------                     ---                    -----------------

--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS.

     NGN Capital, LLC

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

     20-0116564
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A         MEMBER OF A GROUP
     (a)
     (b)
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS
     OO
--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
                    0
NUMBER OF
SHARES         -----------------------------------------------------------------
BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY            2,777,778
EACH
REPORTING      -----------------------------------------------------------------
PERSON          9   SOLE DISPOSITIVE POWER
WITH                0

--------------------------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
                    2,777,778
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     2,777,778
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [X]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     8.7%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     OO
--------------------------------------------------------------------------------

-------------------                     ---                    -----------------
CUSIP NO. 13738Y107                     13D                    PAGE 6 OF 8 PAGES
-------------------                     ---                    -----------------

Item 1. Security and Issuer
---------------------------
This Statement on Schedule 13D relates to the Common Stock, par value $0.00004 per share ("Common Stock"), of Micromet, Inc., a corporation incorporated under the laws of the State of Delaware ("Micromet," the "Company," or the "Issuer"). The principal executive office of the Issuer is located at 2110 Rutherford Road, Carlsbad, CA 92008.

Item 2. Identity and Background
-------------------------------
(a) This Statement is being filed by (1) NGN Biomed Opportunity I, L.P. ("NGN Biomed Opportunity I"); (2) NGN BioMed I, GP, L.P. ("NGN GP") which is the sole general partner of NGN Biomed Opportunity I; (3) NGN Biomed Opportunity I GmbH & Co. Beteiligungs KG ("NGN Biomed Opportunity I GmbH"); and (4) NGN Capital LLC ("NGN Capital"), which is the sole general partner of NGN GP and the managing limited partner of NGN Biomed Opportunity I GmbH (each a "Reporting Person" and collectively, the "Reporting Persons").

(b) The residence or business address of each of the Reporting Persons is 369 Lexington Avenue, 17th Floor, New York, New York 10017.

(c) The principal business of NGN Biomed Opportunity I and NGN Biomed Opportunity I GmbH is investing in securities and other investment instruments. The principal business of NGN GP is to act as general partner of NGN Biomed Opportunity I. The principal business of NGN Capital is to act as the general partner of NGN GP and the managing limited partner of NGN Biomed Opportunity I GmbH.

(d)(e) During the last five years, none of the persons listed in Item 2(a) have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) NGN Biomed Opportunity I and NGN GP are Delaware limited partnerships. NGN Biomed Opportunity I GmbH is a German limited liability partnership. NGN Capital is a Delaware limited liability company.

Item 3. Source and Amount of Funds or Other Consideration
On July 24, 2006 pursuant to that certain Securities Purchase Agreement dated as of July 21, 2006 by and among the Issuer and the NGN Biomed Entities (the "Securities Purchase Agreement"), NGN Biomed Opportunity I acquired 1,289,778 shares of Common Stock of the Issuer and a common stock purchase warrant ("Warrant") to purchase 322,445 shares of Common Stock of the Issuer for a total purchase price of $4,643,200.00. The working capital of NGN Biomed Opportunity I was the source of funds for this purchase. No part of the purchase price was or will be represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the securities.

On July 24, 2006 pursuant to the Securities Purchase Agreement, NGN Biomed Opportunity I GmbH acquired 932,444 shares of Common Stock of the Issuer and a Warrant to purchase 233,111 shares of Common Stock of the Issuer for a total purchase price of $3,356,800.00. The working capital of NGN Biomed Opportunity I GmbH was the source of funds for this purchase. No part of the purchase price was or will be represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the securities.

Item 4. Purpose of Transaction
------------------------------
The Reporting Persons acquired and continue to hold the shares of Common Stock reported herein for investment purposes. The Reporting Persons intend to review continuously their position in the Issuer. Depending on market conditions and other factors that the Reporting Persons may deem relevant to their investment decisions, the Reporting Persons may in the future acquire additional shares of Common Stock, or options or other derivative securities related to the Common Stock, in the open market or in privately negotiated purchases or otherwise and may also, depending on then-current circumstances, dispose of all or a portion of its shares of Common Stock, or options or other derivative securities related to the shares of Common Stock, in one or more transactions, in each case to the extent then permitted by applicable law and regulation.

NGN Biomed Opportunity I and NGN Biomed Opportunity I GmbH (collectively, the "NGN Biomed Entities") acquired its respective shares of Common Stock pursuant to the Securities Purchase Agreement. The Securities Purchase Agreement provides for the purchase and sale of an aggregate of 2,222,222 shares of Common Stock at a price per share of $3.60, and includes standard representations and warranties of the Issuer and the investors, as well as additional terms and conditions, including those set forth below. The representations and warranties will survive the closing. Micromet has agreed to indemnify the investors and specified related parties against damages with respect to breaches of the representations, warranties and covenants of Micromet in the Securities Purchase Agreement. The Securities Purchase Agreement may be modified, waived or amended pursuant to an instrument in writing signed by the Issuer and each investor. In addition, NGN Biomed Entities acquired warrants to purchase up to an aggregate of 555,556 shares of Common Stock exercisable at $5.00 per share for six years pursuant to the Securities Purchase Agreement.

BOARD OF DIRECTORS

     Pursuant to the Securities Purchase Agreement, Peter Johann, Ph.D., a Managing General Partner of NGN Capital, was added to the Company's board of directors effective upon closing. In order to create a vacancy on the board of directors, the Company amended its by-laws to allow the board of directors to increase the size of the board from eight members to nine members.

-------------------                     ---                    -----------------
CUSIP NO. 13738Y107                     13D                    PAGE 7 OF 8 PAGES
-------------------                     ---                    -----------------

COVENANTS

Micromet's affirmative covenants under the Securities Purchase Agreement include obligations related to providing the NGN Entities with a right of first refusal on certain future issuances of securities by Micromet during the one year period following the closing; listing, and maintenance of such listing, of its common stock on the New York Stock Exchange, Nasdaq Global Market, Nasdaq Capital Market or the American Stock Exchange (each an "Eligible Market"); removing the legends on the certificates representing the shares purchased by the investors (subject to liquidated damages if such removal is delayed); and providing information required by Rule 144 under the Securities Act of 1933.

REGISTRATION RIGHTS

Micromet has agreed, pursuant to the Securities Purchase Agreement, to prepare and file within 45 days of closing (the "Filing Date") a registration statement with the Commission covering the resale of all of the shares of common stock issued pursuant to the Securities Purchase Agreement and upon exercise of the Warrants (the "Registrable Securities") for an offering to be made on a continuous basis pursuant to Rule 415. Micromet shall use its commercially efforts to cause the registration statement to be declared effective under the Securities Act on or prior to (i) the 75th calendar day following July 24, 2006, or (ii) if the registration statement receives Commission review, the 135th calendar day after July 24, 2006 (the "Required Effective Date"). The Company shall use its commercially reasonable efforts to keep such registration statement continuously effective under the Securities Act until all Registrable Securities covered by such registration statement have been sold or may be sold without volume restrictions pursuant to Rule 144(k) (the "Effectiveness Period").

Should an Event (as defined below) occur, then upon the occurrence of such Event, and on every monthly anniversary thereof until the applicable Event is cured, the Company shall pay to each investor an amount in cash, as liquidated damages and not as a penalty, equal to one percent (1.0%) of (i) the number of shares of Common Stock held by such investor as of the date of such Event, multiplied by (ii) the purchase price paid by such investor for such Common Stock then held; provided, however, that the total amount of such payments shall not exceed, when aggregated with all such payments paid to all investors, ten percent (10%) of the aggregate purchase price. Such payments to which an investor shall be entitled are referred to herein as "Event Payments." Any Event Payments shall apply on a pro rated basis for any portion of a month prior to the cure of an Event. In the event the Company fails to make Event Payments in a timely manner, such Event Payments shall bear interest at the rate of one percent (1.0%) per month (prorated for partial months) until paid in full. All pro rated calculations made pursuant to this paragraph shall be based upon the actual number of days in such pro rated month. For such purposes, each of the following shall constitute an "Event": (i) the registration statement is not filed on or prior to the Filing Date or is not declared effective on or prior to the Required Effectiveness Date; (ii) except as provided for in Section 6.1(e) of the Securities Purchase Agreement (the "Excluded Events"), after the Effective Date, an investor is not permitted to sell Registrable Securities under the Registration Statement (or a subsequent registration statement filed in replacement thereof) for any reason (other than the fault of such investor) for five or more Trading Days (whether or not consecutive); (iii) except as a result of the Excluded Events, the Common Stock is not listed or quoted, or is suspended from trading, on an Eligible Market for a period of three trading days (which need not be consecutive trading days) during the Effectiveness Period;
(iv) with respect to an investor, the Company fails for any reason to deliver a certificate evidencing any securities to such investor within five trading days after delivery of such certificate is required pursuant to any transaction document or the exercise rights of the investors pursuant to the Warrants are otherwise suspended for any reason; or (v) during the Effectiveness Period, except as a result of the Excluded Events, the Company fails to have any Shares listed on an Eligible Market.

Except as set forth in this Item 4, the Reporting Persons have no plans or proposals that relate to or that would result in any of the actions or transactions described in paragraphs (a) through (j) of Item 4 of the instructions to Schedule 13D. However, the Reporting Persons reserve the right from time to time to formulate plans or proposals regarding the Issuer or any of its securities and to carry out any of the actions or transactions described in paragraphs (a) through (j) of Item 4 of the instructions to Schedule 13D, to the extent they deem advisable.

Item 5. Interest in Securities of the Issuer.
---------------------------------------------
(a) (b) As of the date of this Statement, NGN Biomed Opportunity I is the record holder of 1,289,778 shares of Common Stock and a Warrant to purchase 322,445 shares of Common Stock (the "NGN Biomed Opportunity I Shares") and NGN Biomed Opportunity I GmbH is the record holder of 932,444 shares of Common Stock and a Warrant to purchase 233,111 shares of Common Stock (the "NGN Biomed Opportunity I GmbH Shares"). As sole general partner of NGN Biomed Opportunity I, NGN GP along with NGN Capital, the sole general partner of NGN GP, may be deemed to beneficially own the NGN Biomed Opportunity I Shares. As the sole managing limited partner of NGN Biomed Opportunity I GmbH, NGN Capital may be deemed to beneficially own the NGN Biomed Opportunity I GmbH Shares. By virtue of the relationship among NGN Biomed Opportunity I, NGN Biomed Opportunity I GmbH, NGN GP and NGN Capital, each of the Reporting Persons may be deemed to share the power to direct the disposition and vote of the NGN Biomed Opportunity I Shares and the NGN Biomed Opportunity I GmbH Shares, for an aggregate of 2,222,222 shares of Common Stock and Warrants to purchase 555,556 shares of Common Stock (together, the "Record Shares"). The Reporting Persons expressly disclaim membership in a "group" as used in Rule 13d-1(b)(ii)(J). Each Reporting Person also expressly disclaims beneficial ownership of any shares of Common Stock of the Issuer, except for the shares, if any, such Reporting Person holds of record.

The Record Shares represent approximately 8.7% of the Common Stock outstanding, based upon 29,190,810 shares of Common Stock reported by the Issuer to be outstanding as of July 24, 2006 in a Current Report on Form 8-K filed on July 26, 2006 and the issuance of the Record Shares pursuant to the Securities Purchase Agreement.

       (c) None of the Reporting Persons has effected any transactions in the shares of Common Stock in the past sixty days, other than the transactions described herein.

       (d) Not applicable.

-------------------                     ---                    -----------------
CUSIP NO. 13738Y107                     13D                    PAGE 8 OF 8 PAGES
-------------------                     ---                    -----------------


       (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to
--------------------------------------------------------------------------------
Securities of the Issuer
------------------------

Except for the Securities Purchase Agreement and the Warrants and the transactions described in this Schedule, none of the Reporting Persons have any contract, arrangement, understanding or relationship (legal or otherwise) with any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

Item 7. Material to be filed as Exhibits
----------------------------------------
Exhibit 1.            Agreement of Joint Filing

Exhibit 2.            Securities Purchase Agreement, dated as of July 21,
                      2006, by and among Micromet, Inc., and the investors set forth therein and incorporated by reference to Exhibit
                      10.1 to the Issuer's Current Report on Form 8-K filed with the Commission on July 26, 2006.

Exhibit 3. Form of Common Stock Purchase Warrant, dated as of July 24, 2005, by and between Micromet, Inc. and each of the NGN Biomed Entities and incorporated by reference to
                      Exhibit 10.2 to the Issuer's Current Report on Form 8-K filed with the Commission on July 26, 2006 and exercisable for the number of shares as set forth below:

                      NGN Biomed Opportunity I, L.P. - 322,445 shares of Common Stock
                      NGN Biomed Opportunity I GmbH & Co. Beteiligungs KG - 233,111 shares of Common Stock

CUSIP NO. 13738Y 10 7                  13D
                                       ---


                                    SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct. We also hereby agree to file this statement jointly pursuant to the Agreement listed on Exhibit 1 hereto.

Date: August 3, 2006

NGN BIOMED OPPORTUNITY I, L.P.

By:  NGN Biomed I GP, L.P., its General Partner

By:  NGN Capital LLC, its General Partner

By:  /s/ Peter Johann, Ph.D.
     ------------------------------
     Peter Johann, Ph.D.
     Member/Managing General Partner



NGN BIOMED OPPORTUNITY I GMBH & CO. BETEILIGUNGS KG

By:  NGN Capital, LLC, its Managing Limited Partner

By:  /s/ Peter Johann, Ph.D.
     ------------------------------
     Peter Johann, Ph.D.
     Member/Managing General Partner



NGN BIOMED I GP, L.P.

By:  NGN Capital LLC, its General Partner

By:  /s/ Peter Johann, Ph.D.
     ------------------------------
     Peter Johann, Ph.D.
     Member/Managing General Partner



NGN CAPITAL LLC

By:  /s/ Peter Johann, Ph.D.
     ------------------------------
     Peter Johann, Ph.D.
     Member/Managing General Partner

                                    Exhibit 1

                            AGREEMENT OF JOINT FILING
                            -------------------------

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13D need be filed with respect to the ownership by each of the undersigned of shares of Common Stock of Micromet, Inc.

EXECUTED this 3rd day of August, 2006.

Date: August 3, 2006

NGN BIOMED OPPORTUNITY I, L.P.

By:  NGN Biomed I GP, L.P., its General Partner

By:  NGN Capital LLC, its General Partner

By:  /s/ Peter Johann, Ph.D.
     ------------------------------
     Peter Johann, Ph.D.
     Member/Managing General Partner



NGN BIOMED OPPORTUNITY I GMBH & CO. BETEILIGUNGS KG

By:  NGN Capital, LLC, its Managing Limited Partner

By:  /s/ Peter Johann, Ph.D.
     ------------------------------
     Peter Johann, Ph.D.
     Member/Managing General Partner



NGN BIOMED I GP, L.P.

By:  NGN Capital LLC, its General Partner

By:  /s/ Peter Johann, Ph.D.
     ------------------------------
     Peter Johann, Ph.D.
     Member/Managing General Partner



NGN CAPITAL LLC

By:  /s/ Peter Johann, Ph.D.
     ------------------------------
     Peter Johann, Ph.D.
     Member/Managing General Partner